SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 21, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
A Publicly-held Company	A Publicly-held Company
Tax Registration (CNPJ/MF) 76.535.764/0001-43	Tax Registration (CNPJ/MF) 02.570.688/0001-70
Board of Trade (NIRE) 5330000622-9	Board of Trade (NIRE) 5330000581-8

MATERIAL FACT

Brasil Telecom S.A. (“BrT”) and Brasil Telecom Participações S.A. (“Brasil Telecom”), in compliance with Brazilian Securities Commission (CVM) Instruction no. 358 dated January 3, 2002, communicate the following:

1 – On January 19, 2004 the certification that BrT had accomplished the conditions related to the anticipated fulfillment of the universalization and network expansion obligations contained in the Plano Geral de Metas de Universalização ("General Plan on Universal Service”), to be met by December 31, 2003, for the sectors 18, 19, 21, 23, 24, 26, 27, 28, 29 e 30 in the Region II of the Plano Geral de Outorgas ("General Plan of Concessions and Licenses") approved by the Decree no. 2534/98, was published in the Official Gazette of the Federal Executive. As a result, the restriction contained in paragraph 2nd to the article 10 of the PGO, regarding the disallowance for the rendering of telecommunications services by BrT and by the companies under the same control, controlled by or associated with BrT are not applied anymore.

2 – Therefore, on January 20, 2004, BrT has informed to MetroRED Telecommunications Group Ltd. (“MetroRED”) and FTT Ventures, Limited (“FTT”) and also to Aescom Sul Ltda. (“Aescom”) its intention to exercise, respectively, the option to acquire 80.1% of the capital of MTH do Brasil Ltda. (“MTH”) -- which holds 99.99% of the capital of MetroRED Telecomunicações Ltda. (“MetroRED Brazil”) -- and the option to acquire 80.1% of the voting capital of Vant Telecomunicações S.A. (“Vant”),

3 - As soon as these acquisitions are concluded BrT will own, directly or indirectly, 100% of the corporate capital of such companies. It is worth to mention that BrT had previously acquired 19.9% of the corporate capital of MTH and 19.9% of the corporate capital of Vant. The total amount to acquire the 80.1% of MTH’s capital will be US$51,000,000.00 (fifty one million United States dollars) and the total amount to acquire the 80.1% of Vant’s voting capital will be R$ 15.575.284,80 (fifteen million, five hundred seventy five thousand and two hundred eighty four Brazilian Reais and eighty cents).

4 - MetroRED was established in Brazil in August 1997 and since December 1998 commenced operations to provide a broad range of private network telecommunication services employing digital fiber optic networks. The MetroRED Brazil system has 339 kilometers of local network in Sao Paulo, Rio de Janeiro and Belo Horizonte and a 1,485 kilometers long distance network linking these major metropolitan business centers. MetroRED Brazil also owns an Internet Solutions Center in São Paulo that provides co location, hosting and value added services.

5 – Vant is a corporate telecommunications provider incorporated on October 1999. Initially its focus was in TCP/IP network, being the first operator in Brazil to offer services with a network 100% based in this kind of technology. Vant operates all over the national territory with presence in the main Brazilian capital cities, offering a large portfolio of voice and data products.

6 – The conclusion of both transactions referred above is subject to usual conditions for these type of operations, including the Agência Nacional de Telecomunicações -ANATEL’s (“Brazilian National Telecommunications Agency”) approval of the transfer of control.

7 – The parties will make joint efforts to fulfill the conditions needed to implement the transactions.

Brasília, January 21st, 2004.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer